March 2011

Pricing Supplement
Registration Statement No. 333-158385
Dated March 25, 2011
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Buffered Performance Securities
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

Buffered Performance Securities (the "securities") are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will pay no interest, provide investors exposure to the positive performance of an equally weighted basket of components described below on a 1 to 1 basis and have the terms described in the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Buffered Performance Securities. All references to "Reference Asset" in the prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 shall refer to the "basket" herein. At maturity, if the basket has appreciated in value, investors will receive the stated principal amount of their investment plus the upside performance of the basket. At maturity, if the basket has depreciated in value, and (i) if the basket has not declined by more than the specified buffer value, the securities will redeem for par or (ii) if the basket has declined by more than the buffer value, the investor will lose 1% for every 1% decline beyond the specified buffer value. **Investors may lose up to 85% of the stated principal amount of the securities**. **All payments on the securities are subject to the credit risk of HSBC.**

FINAL TERMS

Issuer:	HSBC USA Inc.
Maturity date:	September 30, 2014, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"
Basket:	The underlying basket is equally weighted and is composed of two indices and one index fund (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticker symbol	Component weighting
S&P 500® Index ("SPX")	SPX	33.34%
iShares® MSCI Emerging Markets Index Fund ("EEM")	EEM	33.33%
EURO STOXX 50® Index ("SX5E")	SX5E	33.33%

Aggregate principal amount:	$16,418,840
Payment at maturity:	• If the basket return is *greater than or equal* to zero: $10 + ($10 × basket return) • If the basket return is *less than zero* but *greater than or equal to* the buffer value of -15%: $10 • If the basket return is *less than* the buffer value of -15%: ($10 × basket return) + $1.50 *This amount will be less than the stated principal amount of $10. However, under no circumstances will the securities pay less than $1.50 per security at maturity, subject to the credit risk of HSBC.*
Basket return:	(final value – initial value) / initial value
Initial value:	100
Final value:	The closing value on the valuation date
Valuation date:	September 25, 2014, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"
Buffer value:	-15%
Minimum payment at maturity:	$1.50 per security (15% of the stated principal amount), subject to the credit risk of HSBC.
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] Each of the basket component returns set forth in the formula above refers to the return for the basket component, which reflects the performance of the basket component, expressed as the percentage change from the initial component value of that basket component to the final component value of that basket component.
Initial component value:	With respect to the SPX, 1,313.80, with respect to the EEM, $47.34, and with respect to the SX5E, 2,911.33, in each case representing the official closing value (as defined below) of the respective basket component as determined by the calculation agent on the pricing date.
Final component value:	With respect to each basket component, the official closing value of the respective basket component on the valuation date.
Official closing value:	With respect to each basket component, the official closing value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the EEM, "EEM UP <EQUITY>" and with respect to the SX5E, "SX5E <INDEX>") and with respect to the EEM, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4 or, for each basket component, any successor page on Bloomberg Professional® service or any successor service, as applicable.
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and Issue Price" below)
Pricing date:	March 25, 2011
Original issue date:	March 30, 2011 (3 business days after the pricing date)
CUSIP:	40432R112
ISIN:	US40432R1124
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc, an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and Issue Price:	**Price to Public**(1)	**Fees and Commissions**(1)(2)	**Proceeds to Issuer**
Per security	$10.00	$0.30	$9.70
Total	$16,418,840.00	$492,565.20	$15,926,274.80

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

(1) *The actual price to public and fees and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.9000 per security. Please see "Syndicate Information" on page 6 of this pricing supplement for further details about the applicable price to public and fees and commissions.*

(2) *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.30 for each security they sell. See "Supplemental plan of distribution (conflicts of interest)."*

Investment in the securities involve certain risks. See "Risk Factors" beginning on page 9 of this pricing supplement, page US3-1 of the underlying supplement no. 3, page US4-2 of the underlying supplement no. 4, page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the securities, or determined that this pricing supplement or the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm3
The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

Fact Sheet

The Buffered Performance Securities are senior unsecured debt securities of HSBC, will pay no interest, provide a minimum payment at maturity of only 15% of the stated principal amount and have the terms described in the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Buffered Performance Securities. All references to "Reference Asset" in the prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 shall refer to the "basket" herein. At maturity, an investor will receive for each stated principal amount of securities that the investor holds an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the value of the basket on the valuation date. Under no circumstances will the payment at maturity on the securities be less than $1.50 per security. All payments on the securities are subject to the credit risk of HSBC.

Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
March 25, 2011	March 30, 2011 (3 business days after the pricing date)	September 30, 2014, subject to adjustment as described below under the caption "Valuation Date and Maturity Date"

Key Terms	
Issuer:	HSBC USA Inc.
Basket:	The underlying basket is equally weighted and is composed of two indices and one index fund (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticker symbol	Component weighting
S&P 500® Index	SPX	33.34%
iShares® MSCI Emerging Markets Index Fund	EEM	33.33%
EURO STOXX 50® Index	SX5E	33.33%

Original issue price:	$10 per security (see "Syndicate Information" on page 6 of this pricing supplement)
Stated principal amount:	$10 per security
Denominations:	$10 per security and integral multiples thereof
Interest:	None
Aggregate principal amount:	$16,418,840

Payment at maturity:	• If the basket return is *greater than or equal* to zero:
	
	    $10 + ($10 × basket return)
	
	• If the basket return is *less than zero but greater than or equal to* the buffer value of -15%:
	
	    $10
	
	• If the basket return is less *than* the buffer value of -15%:
	
	    ($10 × basket return) + $1.50
	
	    This amount will be less than the stated principal amount of $10. However, under no circumstances will the securities pay less than $1.50 per security at maturity subject to the credit risk of HSBC.

Basket return:	(final value – initial value) / initial value
Buffer value:	-15%
Minimum payment at maturity:	$1.50 per security (15% of the stated principal amount), subject to the credit risk of HSBC
Initial value:	100
Final value:	The closing value on the valuation date
Valuation date:	September 25, 2014 subject to adjustment as described below under the caption "Valuation Date and Maturity Date"
Closing value:	On any scheduled trading day, the basket closing value will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] Each of the basket component returns set forth in the formula above refers to the return for the basket component, which reflects the performance of the basket component, expressed as the percentage change from the initial component value of that basket component to the final component value of that basket component.
Initial component value:	With respect to the SPX, 1,313.80, with respect to the EEM, $47.34, and with respect to the SX5E,

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

	2,911.33, in each case representing the official closing value (as defined below) of the respective basket component as determined by the calculation agent on the pricing date.
Final component value:	With respect to each basket component, the official closing value of the respective basket component on the valuation date.
Official closing value:	With respect to each basket component, the official closing value on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the EEM, "EEM UP <EQUITY>" and with respect to the SX5E, "SX5E <INDEX>") and with respect to the EEM, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 4 or, for each Reference Asset Component, any successor page on Bloomberg Professional® service or any successor service, as applicable.
Risk factors:	**Please see "Risk Factors" beginning on page 9 of this pricing supplement, page US3-1 of the underlying supplement no. 3, page US4-2 of the underlying supplement no. 4, page PS-4 of the product supplement and page S-3 of the prospectus supplement.**

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

General Information	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40432R112
ISIN:	US40432R1124
Minimum ticketing size:	100 securities
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each security, and therefore significant aspects of the tax treatment of each security is uncertain as to both the timing and character of any inclusion in income in respect of each security. Under one approach, each security could be treated as a pre-paid forward or other executory contract with respect to the basket. We intend to treat each security consistent with this approach. Pursuant to the terms of each security, you agree to treat each security under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat each security as a pre-paid forward or other executory contract with respect to the basket. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to each security prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, one or more of the basket components, as the case may be, is or becomes a PFIC or a USRPHC.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which generally includes gains from the disposition of a securities) of certain individuals, trusts and estates, for taxable years beginning after December 31, 2012. Prospective investors in the securities should consult their tax advisors regarding the possible applicability of this tax to an investment in the securities.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying product supplement) of a security is required to accrue income in respect of the securities prior to the receipt of payments at maturity under the securities or upon an earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a |

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

	non-U.S. holder (as defined in the accompanying product supplement) of the securities could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.
	For a further discussion of U.S. federal income tax consequences related to each security, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.
Trustee:	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.
Paying Agent:	Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Smith Barney LLC. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.30 for each security they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

Syndicate Information

Issue price of the securities	Commissions	Principal amount of securities
$10.0000	$0.3000	<$1MM
$9.9500	$0.2500	≥$1MM and <$3MM
$9.9250	$0.2250	≥$3MM and <$5MM
$9.9000	$0.2000	≥$5MM

Morgan Stanley Smith Barney LLC may reclaim selling concessions allowed to individual brokers within Morgan Stanley Smith Barney LLC in connection with the offering if, within 30 days of the offering, HSBC repurchases the securities distributed by such brokers.

This is a summary of the terms and conditions of the securities. We encourage you to read the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

How the Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities based on the following terms:

Stated principal amount:	$10 per security
Buffer value:	-15%
Minimum payment at maturity:	$1.50 per security

Payoff Diagram



How it works

- If the basket return is greater than or equal to zero, investors will receive the $10 stated principal amount plus an amount equal to $10 multiplied by the basket return.

- If the basket return is less than zero but greater than or equal to the buffer value of -15%, investors will receive the stated principal amount of $10 per security.

- If the basket return is less than the buffer value of -15%, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the basket from the initial value, plus the minimum payment at maturity. The minimum payment at maturity is $1.50 per security.

    - For example, if the basket depreciates by 35%, investors would lose 20% of their principal and receive only $8.00 per security at maturity, or 80% of the stated principal amount.

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of securities that they hold an amount in cash based upon the closing value of the basket on the valuation date, determined as follows:

If the basket return is greater than or equal to zero:

$$\$10 + (\$10 \times \text{basket return})$$

Upside Payment		
Principal	**Principal**	**Basket Return**
$10 $+$	$10 $\times$	$\left(\dfrac{final\ value - initial\ value}{initial\ value} \right)$

If the basket return is less than zero but greater than or equal to the buffer value of -15%:

the stated principal amount of $10

If the basket return is less than the buffer value of -15%:

$$(\$10 \times \text{basket return}) \quad + \quad \$1.50$$

Principal	**Basket Return**	
$10 $\times$	$\left(\dfrac{final\ value - initial\ value}{initial\ value} \right)$ $+$	$1.50

Under no circumstances will the payment at maturity be less than $1.50 per security.

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement, on page US3-1 of underlying supplement no. 3 and on page US4-2 of underlying supplement no. 4. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the basket components or the basket components themselves, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement no. 3, underlying supplement no. 4, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

"— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

"— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

"—The Notes will Not be Adjusted for Changes in Exchange Rates" in underlying supplement no. 3;

"— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in underlying supplement no. 3 and underlying supplement no. 4;

"— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 4; and

"—There are Risks Associated with Emerging Markets" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The securities do not pay interest and may result in a loss.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest, and provide a minimum payment at maturity of only 15% of the stated principal amount of the securities, subject to the credit risk of HSBC. If the final value is less than 85% of the initial value, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount of each security by an amount proportionate to the decline in the value of the basket, plus $1.50 per security subject to the credit risk of HSBC.

- **Changes in the values of the basket components may offset each other.** Movements in the values of the basket components may not correlate with each other. At a time when the value of one of the basket components increases, the values of the other basket components may not increase as much or may even decline. Therefore, in calculating the final value and therefore the basket return and payment at maturity, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the values of the other basket components. As a result, the payment at maturity may be adversely affected even if the value of some of the basket components increase during the term of the securities.

- **An index fund and its underlying index are different.** The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows.

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

▪ **The EEM is subject to management risk.** The index fund included in the basket is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the index fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the index fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the index fund is subject to the risk that the investment strategy of the index fund's investment adviser may not produce the intended results.

▪ **There is limited anti-dilution protection.** For certain events affecting shares of a basket component that is an index fund, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the relevant final component value which may affect your payment at maturity. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant basket component. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant basket component, the market price of the securities and the payment at maturity may be materially and adversely affected.

▪ **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield of the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The value of the basket components may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.

▪ **Investing in the securities is not equivalent to investing in the basket components.** Investing in the securities is not equivalent to investing in the basket components or its respective component stocks. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the basket components.

▪ **Adjustments to any of the basket components could adversely affect the value of the securities.** The respective publishers of each of the basket components that is an index may add, delete or substitute the stocks constituting the basket components or make other methodological changes that could change the value of the basket components. The publishers may discontinue or suspend calculation or publication of the basket components at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

▪ **Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.** The original issue price of the securities includes the agent's fees and commissions and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the stated maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

▪ **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any repayment of principal provided by the buffer at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

▪ **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the

securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates has determined the initial component value and will determine the final component value and final value and will calculate the amount of cash you receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, adjustments related to corporate events of the index fund, and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the basket components, may adversely affect the payout to you at maturity.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.** One or more of our affiliates have carried out, and will continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the basket components or their respective component stocks), including trading in the stocks that constitute the basket components as well as in other instruments related to the basket. Some of our affiliates also trade the stocks that constitute the basket components and other financial instruments related to the basket on a regular basis as part of their general broker-dealer and other businesses. Such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

- **The securities are not insured by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in the securities, please see the discussion under "Tax considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

Information About the Basket Components

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of March 25, 2011 were: Information Technology, Financials, Energy, Industrials and Health Care.

For more information about the SPX, see "The S&P 500® Index" on page US3-4 of the accompanying underlying supplement no. 3.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SPX for each quarter in the period from January 3, 2006 through March 25, 2011. The following graph sets forth the historical performance of the SPX Index based on the daily historical closing values from January 3, 2006 through March 25, 2011. The closing value for the S&P 500® Index on March 25, 2011 was 1,313.80. We obtained the closing values below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the value of the SPX on the valuation date.

S&P 500® Index	High	Low	Period End
2006			
First Quarter	1,310.88	1,245.74	1,294.83
Second Quarter	1,326.70	1,219.29	1,270.20
Third Quarter	1,340.28	1,224.54	1,335.85
Fourth Quarter	1,431.81	1,327.10	1,418.30
2007			
First Quarter	1,461.57	1,363.98	1,420.86
Second Quarter	1,540.56	1,416.37	1,503.35
Third Quarter	1,555.90	1,370.60	1,526.75
Fourth Quarter	1,576.09	1,406.10	1,468.36
2008			
First Quarter	1,471.77	1,256.98	1,322.70
Second Quarter	1,440.24	1,272.00	1,280.00
Third Quarter	1,313.15	1,106.42	1,166.36
Fourth Quarter	1,167.03	741.02	903.25
2009			
First Quarter	943.85	666.79	797.87
Second Quarter	956.23	783.32	919.32
Third Quarter	1,080.15	869.32	1,057.08
Fourth Quarter	1,130.38	1,019.95	1,115.10
2010			
First Quarter	1,180.69	1,044.50	1,169.43
Second Quarter	1,219.80	1,028.33	1,030.71
Third Quarter	1,157.16	1,010.91	1,141.20
Fourth Quarter	1,262.60	1,131.87	1,257.64
2011			
First Quarter (through March 25, 2011)	1,344.07	1,249.05	1,313.80

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014



Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

The iShares® MSCI Emerging Markets Index Fund

The EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by MSCI Inc. ("MSCI") to represent the performance of equity securities in selected emerging markets countries.

For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" on page US4-22 of the accompanying underlying supplement no. 4.

Historical Information

The following table sets forth the published high and low closing prices, as well as end-of-quarter closing prices, of the EEM for each quarter in the period from January 3, 2006 through March 25, 2011. The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from January 3, 2006 through March 25, 2011. The closing price for the EEM on March 25, 2011 was $47.34. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the value of the EEM on the valuation date.

iShares® MSCI Emerging Markets Index Fund	High	Low	Period End
2006			
First Quarter	$33.79	$30.00	$33.02
Second Quarter	$37.08	$27.12	$31.23
Third Quarter	$33.33	$29.03	$32.29
Fourth Quarter	$38.26	$31.63	$38.10
2007			
First Quarter	$39.85	$34.52	$38.75
Second Quarter	$44.62	$38.74	$43.82
Third Quarter	$50.49	$37.15	$49.78
Fourth Quarter	$55.83	$47.22	$50.10
2008			
First Quarter	$50.75	$40.68	$44.79
Second Quarter	$52.48	$44.43	$45.19
Third Quarter	$44.76	$30.88	$34.53
Fourth Quarter	$34.29	$18.22	$24.97
2009			
First Quarter	$27.28	$19.87	$24.81
Second Quarter	$34.88	$24.72	$32.23
Third Quarter	$39.51	$30.25	$38.91
Fourth Quarter	$42.52	$37.30	$41.50
2010			
First Quarter	$43.47	$35.01	$42.12
Second Quarter	$44.02	$35.21	$37.32
Third Quarter	$44.99	$36.76	$44.77
Fourth Quarter	$48.62	$44.51	$47.62
2011			
First Quarter (through March 25, 2011)	$48.32	$44.25	$47.34

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014



EEM Historical Performance – Daily Closing Prices
January 3, 2006 to March 25, 2011

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

The EURO STOXX 50® Index

The SX5E is composed of 50 stocks from Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page US3-24 of the accompanying underlying supplement no. 3.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the SX5E for each quarter in the period from January 3, 2006 through March 25, 2011. The following graph sets forth the historical performance of the SX5E based on the daily historical closing values from January 3, 2006 through March 25, 2011. The closing value for the SX5E on March 25, 2011 was 2,911.33. We obtained the closing values below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The historical values of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the value of the SX5E on the valuation date.

EURO STOXX 50® Index	High	Low	Period End
2006			
First Quarter	3,881.69	3,515.07	3,853.74
Second Quarter	3,897.40	3,379.66	3,648.92
Third Quarter	3,921.15	3,462.77	3,899.41
Fourth Quarter	4,147.38	3,858.87	4,119.94
2007			
First Quarter	4,278.22	3,906.15	4,181.03
Second Quarter	4,572.82	4,163.77	4,489.77
Third Quarter	4,564.03	4,028.72	4,381.71
Fourth Quarter	4,502.80	4,176.30	4,399.72
2008			
First Quarter	4,411.59	3,417.25	3,628.06
Second Quarter	3,900.30	3,298.05	3,352.81
Third Quarter	3,456.81	2,924.13	3,038.20
Fourth Quarter	3,130.25	2,128.29	2,447.62
2009			
First Quarter	2,608.15	1,765.49	2,071.13
Second Quarter	2,549.32	2,021.53	2,401.69
Third Quarter	2,915.71	2,258.60	2,872.63
Fourth Quarter	3,001.56	2,693.80	2,964.96
2010			
First Quarter	3,044.37	2,617.77	2,931.16
Second Quarter	3,027.14	2,448.10	2,573.32
Third Quarter	2,849.45	2,502.50	2,747.90
Fourth Quarter	2,902.80	2,635.08	2,792.82
2011			
First Quarter (through March 25, 2011)	3,077.24	2,717.74	2,911.33

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014



SX5E Historical Performance – Daily Closing Values
January 3, 2006 to March 25, 2011

Information About the Basket

The following graph illustrates the hypothetical monthly historical performance of the basket from January 3, 2006 through March 25, 2011 (using March 25, 2011 as the monthly historical closing value for March 2011) based on information from Bloomberg Professional® service, if the level of the basket was made to equal 100 on January 3, 2006. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. You may lose up to 85% of your investment. All payments on the securities are subject to the credit risk of HSBC.



HSBC

Buffered Performance Securities Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index, the iShares® MSCI Emerging Markets Index Fund and the EURO STOXX 50® Index due September 30, 2014

Valuation Date and Maturity Date

If the Valuation Date is not a scheduled trading day for any basket component, then the valuation date for such basket component will be the next succeeding day that is a scheduled trading day (as defined in underlying supplement no. 3 with respect to each basket component that is an index and in underlying supplement no. 4 with respect to the basket component that is an index fund) for such basket component. For each basket component, the calculation agent will determine whether a market disruption event (as defined in underlying supplement no. 3 with respect to each basket component that is an index and in underlying supplement no. 4 with respect to the basket component that is an index fund) exists on the final valuation date with respect to such basket component independent from other basket components; therefore a market disruption event may exist for certain basket components and not exist for other basket components. If a market disruption event exists for a basket component on the valuation date, then the valuation date for such basket component will be the next scheduled trading day for which there is no market disruption event for such basket component. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the final valuation date for such basket component, and the final component value with respect to such basket component will be determined (1) with respect to a basket component that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security included in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to a basket component that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a basket component on the originally scheduled valuation date, the determination of such basket component's final component value will be made on the originally scheduled valuation date, irrespective of the existence of a market disruption event with respect to any other basket component. If the valuation date for any basket component is postponed, then the maturity date will also be postponed to the third business day following the latest of such postponed valuation dates.

Events of Default and Acceleration

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this pricing supplement. In such a case, the third scheduled trading day for all of the basket components immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated basket component return for each basket component. If a market disruption event exists with respect to a basket component on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.

For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

Where You Can Find More Information

This pricing supplement relates to an offering of securities linked to the basket identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a basket. Although the offering of securities relates to the basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the basket or any component security included in the basket or as to the suitability of an investment in the securities.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement, underlying supplement no. 3 and underlying supplement no. 4) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this

offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement no. 3 and underlying supplement no. 4 if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, the underlying supplement no. 3 dated October 22, 2010 and the underlying supplement no. 4 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Performance Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, underlying supplement no. 3 or underlying supplement no. 4, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page PS-4 of the product supplement, on page S-3 of the prospectus supplement, on page US3-1 of underlying supplement no. 3 and on page US4-2 of underlying supplement no. 4, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

- The underlying supplement no. 3 at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm
- The underlying supplement no. 4 at:
- http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
- The product supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- The prospectus supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- The prospectus at:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm